51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
August 30, 2023
Item 3   News Release
The news release dated August 30, 2023 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it was not able to file its interim financial statements, management’s discussion and analysis and the required certifications (the “Interim Filings”) for the three and six-month periods ended June 30, 2023 on or before the prescribed filing deadline of August 29, 2023 (the “Interim Filing Deadline”) as required by National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.
The completion of the Interim Filings for the three and six-month periods ended June 30, 2023 has been and will continue to be delayed primarily due to the recent demise of the Company’s Chief Financial Officer, Simon Ma, after a debilitating terminal illness and because Mr. Ma’s successor, who was only just appointed (on August 16, 2023), will need time to settle in to his new role and prepare the Interim Filings.
The Company has filed an application to the British Columbia Securities Commission to approve a temporary management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which, if granted, will prohibit trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The Company is seeking the MCTO as it is unable to file it Interim Filings within the deadline as required under NI 51-102.
The Company expects to file the Interim Filings on or before October 27, 2023. The MCTO will be in effect until the Interim Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Interim Filings are outstanding.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which has been filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:         Andrew Schutte, CEO and President
Telephone:     604.248.8693
Item 9   Date of Report
August 31, 2023